MONTHLY REPORT - DECEMBER, 2009

                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE

                                                    This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ 30,082,062    (49,280,148)

      Change in unrealized gain (loss) on open     (46,260,611)    (9,457,840)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                0              0
         obligations
      Change in unrealized gain (loss) from U.S.      (640,266)    (6,705,006)
         Treasury obligations

   Interest income                                     337,538     10,492,899

   Foreign exchange gain (loss) on margin             (135,298)       479,170
      deposits
                                                   ------------   ------------
Total: Income                                      (16,616,575)   (54,470,925)

Expenses:
   Brokerage commissions                             4,913,289     63,566,382

   Management fee                                        3,753         10,864

   20.0% New Trading Profit Share                       (9,452)        43,186

   Custody fees                                         41,994        193,127

   Administrative expense                               60,811      2,670,334
                                                  --------------  -------------
Total: Expenses                                      5,010,395     66,483,893

Net Income (Loss) - December, 2009                $(21,626,970)   (120,954,818)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (732,354.227       $ 11,174,263     898,272,848   909,447,111
   units) at November 30, 2009
Addition of 1,428.189 units on                0       1,773,500     1,773,500
   December 1, 2009
Redemption of 8,589.374 units on             (0)    (10,410,064)  (10,410,064)
   December 31, 2009+
Net Income (Loss) - December, 2009     (207,724)    (21,419,246)  (21,626,970)
                                    ------------  --------------  ------------
Net Asset Value at December 31,
2009 (725,399.758 units inclusive
of 206.716 additional units	   $ 10,966,539     868,217,038   879,183,577
                 	           ============   =============  ============

		  GLOBAL MACRO TRUST December 2009 UPDATE

           December  Year to Date     Net Asset                   Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (2.40)%     (11.60)%      $ 1,211.97     723,568.466  $ 876,946,766
Series 3    (1.62)%       3.43 %*       1,221.44       1,831.292      2,236,811

* Year to Date ROR for the Series 3 units is from September 1, 2009, the date such units were first issued.

+ Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust






   			    Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



                                 January 13, 2010


Dear Investor:

In December, losses from interest rate futures and currency trading outweighed gains from stock index futures trading. Commodity futures trading was about flat.

During December there was a sharp rise in interest rates on U.S. and European government securities, particularly in the intermediate to long-term end of the yield curve. Increasing confidence in the sustainability of economic recoveries and concerns about potential inflationary consequences of extremely stimulative fiscal and monetary policies led to a spike in interest rates. For example, in December the yield on 10-year U.S. Treasuries rose 0.60% to 3.85% and the U.K. 10-year gilt rate rose to over 4%. German yields also rose but at a lesser rate due to the bund's status as a safe haven during the Dubai debt crisis and Greece's deficit problems. Losses were sustained on the Trust's long positions in U.S., Canadian, German and British note and bond futures. Smaller losses were sustained on short-term interest rate futures.

The dollar has swung widely in 2009. Safe haven buying due to the 2008-2009 global financial panic and recession drove the dollar higher early in the year. After investor confidence returned and equity markets bottomed in early March, the dollar weakened as capital flowed to higher return, riskier assets. Then, in December, the dollar staged a significant rally (dollar index up 4.8%) on evidence that the U.S. economic recovery may be accelerating. This generated losses on short dollar positions versus several European and Asian currencies and the Mexican peso. A long position in the Brazilian real was profitable. The loss from dollar trading was partially offset by gains from non-dollar cross rate trading due to realtive strength of the Australian and New Zealand dollars and the Norwegian krone.

During December, stocks rallied as improving economic prospects trumped concerns about rising interest rates and a rising U.S. dollar. Long positions in Asian, European and U.S. stock index futures were profitable. Short positions in Japanese index futures generated a small loss.

Commodities were relatively uneventful in December. Gains on long positions in industrial metals offset losses on long positions in gold and silver; long positions in sugar were profitable as prices hit a 28-year high for the second time this year; and short positions in natural gas were unprofitable as cold weather overcame high inventories.

					Very truly yours,

					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman